355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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April 27, 2010	Abu Dhabi Barcelona Beijing Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

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Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director John Harrington, Staff Attorney Kyle Moffatt, Accountant Branch Chief Kathryn Jacobson, Staff Accountant

Re:	ReachLocal, Inc. Registration Statement on Form S-1 (File No. 333-163905)

Ladies and Gentlemen:

On behalf of ReachLocal, Inc. (the “Company” or “ReachLocal”), we are submitting this letter in response to comment #13 in the February 12, 2010 letter from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-1 (File No. 333-163905)(the “Registration Statement”).

In comment #13, the Staff requested that the Company provide the Staff with an analysis of each significant factor contributing to the difference between the estimated fair value of the Company’s common stock as of the most recent quarterly valuation and the estimated IPO price. As disclosed in Amendment No. 3 to the Registration Statement, the Company conducted a quarterly valuation of its common stock as of March 31, 2010 using the same methodology employed by the Company since June of 2009, including a valuation report from the same third-party valuation expert. The result was an estimated value of $14.85 per share (the “March 31 Valuation”). While the Company has not finalized an IPO price, based on preliminary indications from the underwriters, the Company currently anticipates a price range of $17.00 to $19.00 per share for the Company’s common stock (the “Preliminary Price Range”). The mid-point of this range is $18.00, which is approximately 21% greater than the March 31 Valuation. In the Company’s view, the difference between this mid-point and the March 31 Valuation is attributable to three primary factors:

April 27, 2010

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Differing Valuation Methodologies: As discussed in the MD&A section of the Registration Statement, commencing with the quarter ended June 30, 2009, the Company adopted the probability-weighted expected return method, or P-WERM valuation approach, as the primary method of determining the value of its common shares in connection with equity grants. The P-WERM methodology requires the consideration of various liquidity scenarios, including an initial public offering, but also a sale of the Company at various valuations, as well as continuing as a standalone private company, and takes into account potential timing and the relative probability of each possible outcome. The estimated effects of these potential outcomes were informed by data regarding comparable public companies. These liquidity scenarios were then considered together with other factors, including the risk adjusted rate used for discounting the value, continued instability in the public markets and in the overall macroeconomic environment and the impact of illiquidity at the time the options were granted.

By contrast, the estimated IPO price has been determined in consultation with the underwriters without reference to P-WERM or any other single, specific valuation methodology. The most significant driver of the estimated IPO price is the recent performance and valuation of companies that the underwriters expect will be viewed by potential investors as comparable to ReachLocal. The IPO price also reflects basic assumptions about supply and demand dynamics, and is therefore affected by, among other things, the size of the offering, expectations about additional shares that may be sold into the public float in the future, investors’ opportunities to invest in other companies similar to ours (whether in an IPO or otherwise), as well as the underwriters’ judgments about potential demand for the Company’s common stock, which is affected by a variety of factors in addition to all of the foregoing.

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Proximity to Liquidity Event: The proximity and probability of the IPO as a liquidity event is a key component of P-WERM. As we discussed with the Staff by telephone, conditions in the IPO markets continued to be uncertain throughout the first quarter of 2010, causing the Company to delay its offering. The resulting uncertainty regarding the timing and probability of an IPO generally contributed to liquidity and marketability discounts reflected in the March 31 Valuation. By contrast, the Preliminary Price Range necessarily assumes that the IPO has occurred, a public market for the Company’s common stock has been created and that the Company’s preferred stock has converted into common stock in connection with the initial public offering. Therefore, discounts for timing and probability of an IPO, as well as for the continuation of the rights of preferred stockholders, are no longer applicable in determining the Preliminary Price Range. The Preliminary Price Range also does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale of the Company at differing valuations or that the Company may continue as a private, stand-alone entity.

April 27, 2010

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Recent Market Performance: Since the start of the year, the NASDAQ Index has risen by more than 10%, and has increased by approximately 5% since April 1. Valuations for companies that the Company and the underwriters believe are comparable to ReachLocal have outperformed the NASDAQ Index, increasing by more than 15% since December 31 and more than 6% since April 1.

In sum, the differences between the March 31 Valuation and the Preliminary Price Range arise from the significant differences between the approaches and assumptions used, as well as recent increases in the public equity markets. Moreover, the Company believes that the Preliminary Price Range is consistent with the valuation performed by its independent valuation expert in its March 31 P-WERM analysis. Specifically, the Company respectfully advises the Staff that the Company’s valuation expert estimated that, in a scenario where the Company completed a near-term IPO at a total equity value for the Company that is consistent with the value implied by the Preliminary Price Range, the value per common share of the Company, before giving effect to discounts for liquidity, marketability and preferred share preferences, was $18.35 at March 31, 2010, which is comfortably within the Preliminary Price Range. The valuation expert’s final estimated value of $14.85 per share represented a probability-weighted value that considered the likelihood of a near-term IPO along with other scenarios, including a delayed IPO and a sale of the Company, and included, in each case, discounts to the value per common share for liquidity, marketability and preferences. Thus the Company believes that the valuation methodology employed by the Company established a fair market value for the common stock that is consistent with the Preliminary Price Range.

Please do not hesitate to contact me by telephone at (213) 891-8640 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Bradley A. Helms
Bradley A. Helms of LATHAM & WATKINS LLP

Enclosures

cc:	Zorik Gordon, ReachLocal, Inc.
Adam F. Wergeles, Esq., ReachLocal, Inc.
Christopher L. Kaufman, Esq., Latham & Watkins LLP

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